

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Amnon Shashua
Chief Executive Officer
Mobileye Global Inc.
Har Hotzvim, 13 Hartom Street
P.O. Box 45157
Jerusalem 9777513, Israel

> **Re: Mobileye Global Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 9, 2023**
> **CIK No. 0001910139**

Dear Amnon Shashua:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Kaplan